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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

Minefinders Corporation Ltd.

Common Stock
602900102

December 31, 2009

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


Rule 13d-1(b) x
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06) Page 1 of 6 pages




CUSIP No. 602900102
.......................................


1. Names of Reporting Persons.
I.R.S. Identification Nos. of above
persons (entities only).

       Beutel, Goodman & Company Ltd.
...........................................
...........................................

2. Check the Appropriate Box if a Member
of a Group (See Instructions)
(a).......................................
...........................................

(b).......................................
...........................................

3. SEC Use Only
...........................................
...........................................

4. Citizenship or Place of Organization:
Ontario,Canada
...........................................
...........................................

5. Number of Sole Voting Power
       4,855,055
...........................................
...........................................
...........

6. Shares Beneficially by Shared Voting
Power
       0
...........................................
..........................................

7. Reporting Sole Dispositive Power
       5,046,805
...........................................

8. Person With Shared Dispositive Power
       0
...........................................
..........................................

9. Aggregate Amount Beneficially Owned by
Each Reporting Person
       5,046,805
...........................................
................................

10. Check if the Aggregate Amount in Row
(9) Excludes Certain Shares (See
Instructions).............................
...............

11. Percent of Class Represented by Amount
in Row (9)
       7.6731
...........................................
...........................................

12. Type of Reporting Person (See
Instructions)
       1A
...........................................
...........................................

Page 2 of 6 pages




INSTRUCTIONS FOR SCHEDULE 13G


Instructions for Cover Page

(l) Names and I.R.S. Identification
Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see SPECIAL
INSTRUCTIONS FOR COMPLYING WITH SCHEDULE
13G  below).

(2) If any of the shares beneficially
owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a).
If the reporting person disclaims
membership in a group or describes a
relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule
13d-1(k)(1) in which case it may not be
necessary to check row 2(b)].

(3) The third row is for SEC internal use;
please leave blank.

(4) Citizenship or Place of Organization-
Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount
Beneficially Owned By Each Reporting
Person, Etc.-Rows (5) through (9)
inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount
reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
(12) Type of Reporting Person- Please
classify each reporting person according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:
Category Symbol
Broker Dealer BD
Bank BK
Insurance Company IC
Investment Company IV
Investment Adviser IA
Employee Benefit Plan, Pension Fund,
or Endowment Fund EP
Parent Holding Company/Control Person HC
Savings Association SA
Church Plan CP
Corporation CO
Partnership PN
Individual IN
Other OO
Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid
unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item.
Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as filed for purposes of
Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their
cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commissions regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-
12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH
SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the
Securities Exchange Act of 1934 and the
rules and regulations thereunder, the
Commission is authorized to solicit the
information required to be supplied by
this schedule by certain security holders of certain issuers.

Page 3 of 6 pages




Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the
information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the
Federal securities laws or other civil,
criminal or regulatory statutes or
provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information
requested by this schedule, except for
I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-
1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the
items shall be included but the text of
the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

(a) Name of Issuer:

       Minefinders Corporation Ltd.

(b) Address of Issuers Principal
Executive Offices: :
       Ste. 2288,
       1177 W. Hastings St.,
       Vancouver, B.C. V6E 2K3
       Canada

Item 2.

(a) Name of Person Filing:
   	Beutel, Goodman & Company Ltd.

(b) Address of Principal Business Office or, if none, Residence:
       20 Eglinton Ave. W.,
       Toronto, Ontario, M4R 1K8,
       Canada

(c) Citizenship:
      Canadian incorporated company

(d) Title of Class of Securities   :
       Common stock

(e) CUSIP Number   602900102

Item 3. If this statement is filed
pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:

(a) Broker or dealer registered under
section 15 of the Act (15 U.S.C. 78o).

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) Insurance company as defined in
section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) Investment company registered under
section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) An investment adviser in accordance
with   240.13d-1(b)(1)(ii)(E); X

(f) An employee benefit plan or endowment
fund in accordance with   240.13d-
1(b)(1)(ii)(F);

(g) A parent holding company or control
person in accordance with    240.13d-
1(b)(1)(ii)(G);

(h) A savings associations as defined in
Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from
the definition of an investment company
under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C.
80a-3);

Page 4 of 6 pages




(j) Group, in accordance with   240.13d-
1(b)(1)(ii)(J).


Item 4. Ownership.

Provide the following information
regarding the aggregate number and
percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
       5,046,805

(b)Percent of class:
       7.6731

(c) Number of shares as to which the
person has:

(i) Sole power to vote or to direct the
vote:
       4,855,055
(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct
the disposition of:
        5,046,805

(iv) Shared power to dispose or to direct the disposition of:
       0.

All of the shares reported in the
statement are owned by investment advisory clients of Beutel Goodman. In its role as investment adviser, Beutel Goodman has voting power with respect to these shares indicated above.

Instruction. For computations regarding
securities which represent a right to
acquire an underlying security see
240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ...

Instruction: Dissolution of a group
requires a response to this item.

Item 6. Ownership of More than Five
Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the
Investment Company Act of 1940 or the
beneficiaries of employee benefit plan,
pension fund or endowment
fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the
Item 3 classification of the relevant
subsidiary. If a parent holding company
has filed this schedule pursuant to Rule
13d-1(c) or Rule 13d-1(d), attach an
exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule
pursuant to 240.13d-1(b)(1)(ii)(J), so
indicate under Item 3(j) and attach an
exhibit stating the identity and Item 3
classification of each member of the
group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be
furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(a) The following certification shall be
included if the statement is filed
pursuant to   240.13d-1(b):

Page 5 of 6 pages




By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above
were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were not
acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		January 12, 2010

Signature

Name/Title:	Michael J. Gibson, CFO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format
shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. 1001)

Page 6 of 6 pages